05037110

SE[...]MISSION
Washington, D.C. 20549

CM 3/16

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# ANNUAL ~~AUDITED~~ REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 13625 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12-01-2003 (MM/DD/YY) AND ENDING 11-30-2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AGF SECURITIES INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 WELLINGTON STREET WEST, 31ST FLOOR
(No. and Street)

TORONTO (City) ONTARIO (State) M5K 1E9 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 31 2005
DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM CAMERON 416-865-4244
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name – *if individual, state last, first, middle name*)

SUITE #3000 BOX 82, ROYAL TRUST TOWER (Address) TD CENTRE, (City) TORONTO, ONTARIO (State) M5K 1G8 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, WILLIAM CAMERON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGF SECURITIES INC., as of NOVEMBER 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

SECRETARY AND TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AGF SECURITIES, INC.
(incorporated under the laws of the State of New York)
(a wholly-owned subsidiary of AGF Management Limited)

## FINANCIAL STATEMENTS

## NOVEMBER 30, 2004

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 24, 2005

## Auditors' Report

**To the Shareholder and the Board of Directors of**
**AGF Securities, Inc.**

We have audited the balance sheets of **AGF Securities, Inc.** as at November 30, 2004 and 2003 and the statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at November 30, 2004 and 2003 and the results of its operations and its cash flow for the years then ended in accordance with United States generally accepted accounting principles.

PricewaterhouseCoopers LLP

**Chartered Accountants**

Toronto, Canada

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

January 24, 2005

## Supplementary Report of Independent Accountants

**To the Board of Directors of**
**AGF Securities, Inc.**

We have audited the balance sheet of **AGF Securities, Inc.** and supplementary Schedule I as at November 30, 2004 and the related statements of operations, retained earnings and cash flow for the year then ended and have issued our report thereon dated January 24, 2005. As part of our examination, we have reviewed and tested the system of internal accounting control for the year since our last examination as at November 30, 2003 including the accounting system, procedures for safeguarding securities and practices and procedures established for computing the ratio of aggregate indebtedness to net capital.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our review and tests of the system of internal accounting control were to the extent we considered necessary to evaluate the system for the purpose of establishing a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that were necessary for expressing our opinion on the balance sheet of **AGF Securities, Inc.** and supplementary Schedule I as at November 30, 2004 and the related statements of operations, retained earnings and cash flow for the year then ended and to provide a basis for reporting material weaknesses in internal accounting control. The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management.

PRICEWATERHOUSECOOPERS

Board of Directors of AGF Securities, Inc.
January 24, 2005

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness or other personal factors. Control procedures whose effectiveness depend upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

It is not practicable in an organization the size of **AGF Securities, Inc.** to achieve all the division of duties and cross-checks generally included in a system of internal accounting control and procedures for safeguarding securities and we noted that the company has not complied in all respects with Rule 17a-13 because of the limited number of personnel involved in its operation.

Our review and tests of the system of internal accounting control which were made for the purpose set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no conditions which we believe to be material weaknesses.

PricewaterhouseCoopers LLP

**Chartered Accountants**

Toronto, Canada

**AGF SECURITIES, INC.**

**618 SOUTH SPRING STREET**

**LOS ANGELES, CALIFORNIA 90014**

I have examined the Focus Report, Part II of AGF Securities, Inc. as at November 30, 2004 and affirm that, to the best of my knowledge and belief, it is a true, correct and complete disclosure of the financial condition of AGF Securities, Inc. I affirm that, to the best of my knowledge and belief, neither AGF Securities, Inc. nor any stockholder, officer or director of AGF Securities, Inc. has any proprietary interest in any account classified solely as a customer.

W. D. Cameron
W. D. Cameron
Authorized officer of AGF Securities, Inc.

Sworn to before me this ~~20th~~ 27TH
day of January 2005

**AGF SECURITIES, INC.**
**(incorporated under the laws of the State of New York)**
**(a wholly-owned subsidiary of AGF Management Limited)**

**BALANCE SHEETS**
**(stated in United States currency)**

| | November 30 | |
|---|---|---|
| | 2004 | 2003 |
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 1,699,003 | $ 1,626,512 |
| Amount due from carrying broker | 21,531 | 30,274 |
| Accounts receivable | 359 | 838 |
| Income tax recoverable | 29,612 | - |
| | 1,750,505 | 1,657,624 |
| Deposit with carrying broker | 25,000 | 25,000 |
| Investment in AGF Securities (Canada) Limited, an associated company, at cost | 4,070 | 4,070 |
| NASD warrants | 10,050 | 20,100 |
| Investment in non-marketable security, at lower of cost and net realizable value | 1 | 1 |
| | $ 1,789,626 | $ 1,706,795 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | $ 2,430 | $ 2,132 |
| Income taxes payable | - | 57,392 |
| | 2,430 | 59,524 |
| Shareholders' equity | | |
| Capital stock (note 3) | 25,850 | 25,850 |
| Contributed surplus | 51,700 | 51,700 |
| Retained earnings | 1,709,646 | 1,569,721 |
| | 1,787,196 | 1,647,271 |
| | $ 1,789,626 | $ 1,706,795 |

(see accompanying notes to the Financial Statements)

APPROVED BY THE BOARD :

C. Warren Goldring, Director

William D. Cameron, Director

**AGF SECURITIES, INC.**

**STATEMNETS OF INCOME AND RETAINED EARNINGS**
**(stated in United States currency)**

| | Years ended November 30 2004 | 2003 |
|---|---|---|
| **Revenue** | | |
| Commission revenue | $ 379,715 | $ 497,811 |
| Interest | 3,947 | 4,260 |
| | 383,662 | 502,071 |
| **Expenses** | | |
| Commissions and clearance paid to broker | 129,714 | 165,338 |
| General and administrative expenses | 31,891 | 27,940 |
| Write-down of NASD warrants | 10,050 | - |
| Income before income taxes | 212,007 | 308,793 |
| **Income taxes** (note 7) | | |
| Current | 72,082 | 104,990 |
| **Net income for the year** | $ 139,925 | $ 203,803 |
| Retained earnings, beginning of year | $ 1,569,721 | $ 1,365,918 |
| **Retained earnings, end of year** | $ 1,709,646 | $ 1,569,721 |
| **Earnings per share** | $ 5.41 | $ 7.88 |

(see accompanying notes to the Financial Statements)

**AGF SECURITIES, INC.**

**STATEMENTS OF CASH FLOW**
**(stated in United States currency)**

| | Years ended November 30 | |
|---|---|---|
| | 2004 | 2003 |
| Operating activities | | |
| Net income for the year | $ 139,925 | $ 203,803 |
| Change in non-cash working capital: | | |
| Amount due from carrying broker | 8,743 | (30,166) |
| Accounts receivable | 479 | 1,807 |
| Income tax payable | (87,004) | 68,790 |
| Accounts payable and accrued liabilities | 298 | (10,444) |
| | 62,441 | 233,790 |
| Investment activity | | |
| Write-down of NASD warrants to market | 10,050 | - |
| Increase in cash and cash equivalents during the year | 72,491 | 233,790 |
| Balance of cash and cash equivalents, beginning of year | 1,626,512 | 1,392,722 |
| Balance of cash and cash equivalents, end of year | $ 1,699,003 | $ 1,626,512 |
| Supplemental disclosure of cash flow information: | | |
| Interest payments during the year | $ - | $ - |
| Income tax paid during the year | $ 159,086 | $ 36,200 |

(see accompanying notes to the Financial Statements)

## NOTES TO FINANCIAL STATEMENTS
## NOVEMBER 30, 2004

1. **Description of business**

AGF Securities Inc. is a securities dealer and registered with National Association of Securities Dealers, Inc. (NASD).

2. **Summary of significant accounting policies**

**Basis of presentation**

These financial statements have been prepared in accordance with United States generally accepted accounting principles.

**Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from these estimates.

**Foreign currency translation**

The accounts of the company are stated in United States currency. Revenue and expenses occurring in other than United States currency have been translated into United States currency at the rate of exchange prevailing at the dates of the transactions. Asset and liability balances are translated at the rate of exchange prevailing at the year end.

**Revenue recognition**

Securities transactions are recorded in the accounts on the settlement date.

**Cash and cash equivalents**

Cash and cash equivalents comprise of cash and overnight deposits and are subject to insignificant risk of changes in value.

**Investments**

Long-term investments are carried at cost and are only written down on indication of other than temporary impairment in the carrying value.

## 3. Share capital

At November 30, 2004 and 2003, the share capital consisted of 125,000 authorized common shares with a par value of $1 per share of which 25,850 shares were issued and fully paid.

## 4. Net capital requirements

As a registered broker-dealer with the Securities and Exchange Commission, the company must maintain minimum capital requirements, as defined, in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended.

As at November 30, 2004, the company's net capital of $1,717,587 as calculated in accordance with the provisions of Rule 15c3-1 exceeded required net capital of $5,000 by $1,712,587 and the ratio of aggregate indebtedness to net capital was 0.0014.

## 5. Related party transactions

The corporation receives net commission revenue for providing brokerage services to mutual funds and other assets managed by AGF Funds Inc., a common controlled enterprise. These services are in the normal course of operations and are recorded at the amount of the consideration agreed to by the parties.

## 6. Fair value of financial instruments

The carrying value of cash, short term deposits, accounts receivable and accounts payable approximate their fair values due to their short-term nature and normal commercial terms and conditions

## 7. Income Taxes

The company's effective tax rate is equal to the statutory tax rate of 34%. The company has no future income tax assets or liabilities.

A copy of Form X-17A-5, Part II (Focus Report) is available for review at the company's Toronto office and at the Washington office of the Securities and Exchange Commission.

**Schedule I**

## AGF SECURITIES, INC.

### COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
### (stated in United States currency)

| | Years ended November 30 | |
|---|---|---|
| | 2004 | 2003 |
| Total capital and allowable subordinated liabilities | $ 1,787,196 | $ 1,647,271 |
| Deduct: | | |
| Financial Condition in the Focus Report as at November 30, respectively | 44,092 | 25,009 |
| Other deductions and/or charges | 25000 | 25,000 |
| Net capital before haircuts on securities positions | 1,718,104 | 1,597,262 |
| Deduct: Haircuts on securities | 517 | 616 |
| | $ 1,717,587 | $ 1,596,646 |